RENAISSANCE FILES TO TERMINATE SEC REPORTING OBLIGATIONS

CONTINUES US TRADING ON OTCQB

April 21, 2017 – Vancouver, BC – Renaissance Oil Corp. (the “Company”) (TSX-V: ROE) (OTC: RSNFF) announces its shares commenced trading on OTCQB® Venture Market in the United States under the symbol "RNSFF” on March 8, 2017.  The Company determined that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by the Company from maintaining its registration and therefore, the Company will voluntarily file a Form 15F with the United States Securities and Exchange Commission ("SEC") to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its reporting obligations under Section 13(a) of the Exchange Act.

The Company's shares will continue to trade on the TSX Venture Exchange, and the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators and US disclosure obligations through the OTC Market Group.  All of the Company's filings can be found at the SEDAR website at www.sedar.com or OTC Markets Group website at www.otcmarkets.com

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith, VP, Business Development

Tel: 403-200-9047